January 23, 2009

Via EDGAR and Facsimile

Mail Stop 4561

Mr. Daniel L. Gordon

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Fax Number (202) 772-9210

Re:	Thornburg Mortgage, Inc. (the “Company”)

Form 10-K for the year ended December 31, 2007

Forms 10-Q for the quarters ended March 31, June 30 and September 30, 2008

Definitive Proxy Statement filed March 11, 2008

File No. 001-11914

Dear Mr. Gordon:

We are in receipt of your comment letter dated December 31, 2008. The following is the text of your comment along with our response, with the latter typed in bold font:

Form 10-K for the year ended December 31, 2007

General

1.	Please tell us where you have included the equity compensation plan information required by Item 201(d) of Regulation S-K.

The Company did not include any equity compensation plan information required by Item 201(d) of Regulation S-K in any of the 34 Act Filings because the Company does not currently have any equity compensation plans or individual compensation arrangements under which equity securities of the registrant are authorized for issuance to employees or non-employees. Should the Company adopt such a plan in the future, it will include the information required by Item 201(d) of Regulation S-K in future 34 Act Filings.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 29

Critical Accounting Policies and Estimates, page 35

2.	Given the 11.8% actual CPR experienced over the second half of 2007, please explain to us how you justified a forecasted CPR of 23.1% when calculating the premium on ARM assets. Please also quantify for us the difference in the net purchase premium based upon your projected CPR as compared to your actual experience for the first three quarters of 2008.

Our ARM Asset portfolio is composed entirely of adjustable-rate and variable-rate mortgage assets. At December 31, 2007, 17.1% of our ARM Assets were Traditional ARMs that have interest rates that reset in less than one year, while 82.9% of our ARM Assets were Hybrid ARM Assets with interest rates that were fixed for an initial period of three to ten years, after which they convert to Traditional ARM Assets for their remaining terms to maturity. Within our Hybrid ARM portfolio, assets with interest rates resetting in 2008 and 2009 make up 13% of the total, while 87% of the assets have interest rates that reset in 2010 through 2017. Historically, CPRs on our assets are generally slower in the years the interest rate is fixed and increase substantially as the year of reset approaches. We believe this will continue to be true even in the current mortgage environment because borrowers generally prefer a fixed interest rate on their mortgages and our borrowers have sufficient equity, cash reserves and overall superior credit and, therefore, generally have more options to refinance or prepay their mortgages. Industry research supports this behavior in our portfolio: specifically, RBS Greenwich Capital’s U.S. Prime & Alt-A Hybrid & Fixed Performance Update for November 24, 2008 notes that within the prime space, among the 5/1 hybrid shelves, ‘05 vintage prepayments averaged 10 CPR while Thornburg Mortgage Securities Trusts of 2005 vintage averaged 12-19 CPR. Similar results have been reported for other vintages and in other periods. Management uses this data along with our own historical portfolio experience in its determination of expected lifetime CPRs.

Therefore, we do not believe the 11.8% actual CPR experienced over the second half of 2007 when a relatively small portion of the portfolio had reset or was within two years of resetting, is indicative of the CPR to be experienced over the life of the portfolio. We believe that the average 23.1% projected CPR is more reflective of the actual lifetime CPR that will be experienced as interest rates reset over the life of our existing ARM Assets. In calculating our premium amortization for the fourth quarter of 2007, we assumed prepayments for our portfolio would be 13% CPR for the first quarter of 2008 before accelerating to a projected average CPR of 23.1% over the expected life of the portfolio. The prepayment model we use is provided by QRM (Quantitative Risk Management.) The model uses multiple prepayment vectors based on the vintage, coupon, prepayment incentive and fixed period reset over its fixed rate period and subsequent floating rate period. For example, a security backed entirely by newly originated 5/1 hybrid ARMs with coupons at the current market coupon level, would be expected to prepay at CPRs of 17.6%, 25%, 30%, 40%, 35%, and 10% in years 1 through 6, respectively. The average lifetime CPR of that security would be 29.9%. Accordingly a 23.1% life CPR for a portfolio implies prepayment behavior that is 6.0% CPR slower than a newly originated current coupon  5/1 hybrid ARM.

The actual average CPR experienced for the nine-month period from January 1, 2008 to September 30, 2008 was 13.3% CPR as compared to the assumed prepayments for our portfolio of 13% CPR for the next three months used at December 31, 2007. If our net premium had been calculated using 13.3% CPR for the nine months subsequent to December 31, 2007, our net premium would have been $198.6 million, as compared to the $196.3 million reflected in our December 31, 2007 consolidated financial statements.

Liquidity, Capital Resources and Going Concern, page 46

3.	We note from your disclosure on page F-30 that your Senior Note obligations contain covenants limiting your ability to incur indebtedness beyond specified levels. In future filings, please discuss the impact that this or any other covenant may have on your liquidity and ability to obtain additional financing. Refer to FR-72.

Both our Senior Note and Senior Subordinated Note indentures provide that the Company cannot incur additional indebtedness unless the ratio of its Adjusted Debt to Adjusted Net Worth is less than 12 to 1. In future filings, our discussion of Liquidity, Capital Resources and Going Concern included in Management’s Discussion and Analysis of Financial Condition and Results of Operations will include the potential impact that our debt incurrence and any other relevant covenants included in our Senior Note and Senior Subordinated Note indentures may have on our liquidity and ability to obtain additional financing.

Item 9A. Controls and Procedures, page 62

4.	Considering the restatement of your financial statements, please tell us how management concluded that disclosure controls and procedures and internal control over financial reporting were effective as of December 31, 2007.

The events giving rise to the restatement of our 2007 financial statements were the result of significant and statistically remote differences between management’s expectations and assumptions and the unprecedented and extreme market reactions associated with liquidity and other events subsequent to, the original filing of the 2007 Form 10-K on February 27, 2008. Upon concluding that the Company’s 2007 financial statements should be restated to take account of such events, management reviewed its policies and procedures for the purpose of determining whether the events giving rise to the financial statement restatement were due to a deficiency, or multiple deficiencies, in internal control over financial reporting and it was determined that it was not.

Internal control is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements. In addition, management recognizes that the restatement of previously issued financial statements to reflect the correction of a material misstatement is an indicator of a material weakness in internal control over financial reporting. However, management believes that the Company’s liquidity monitoring and management policies and procedures were effective both as of December 31, 2007 and during the time period leading up to the restatement, within the context of providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements.

The Company monitors its liquidity positions on a daily basis and has implemented controls to facilitate the assessment by knowledgeable Capital Markets employees and Senior Management of current liquidity balances and future capital needs taking into account known and anticipated cash inflows and outflows, current market conditions and its impact on the Company’s portfolio value and borrowing access along with its ability to raise capital and securitize loans. The controls are also designed to allow management to address potential accounting and financial statement presentation and disclosure ramifications. These controls were in place and operating as of December 31, 2007, and through February 27, 2008. These controls include, but are not limited to, preparation and review of daily liquidity reports by qualified personnel experienced in capital markets matters and generally accepted accounting principles and weekly meetings of the Asset Liability Committee to review the asset portfolio and its financing and to discuss current market conditions. The Asset Liability Committee Meetings are attended by the Company’s most senior management. In addition, the Disclosure Committee meets prior to the filing of the Company’s Form 10-K, and generally discusses the proper functioning of key controls.

Management believes that its inability to foresee the unprecedented and extreme events that strained the Company’s liquidity, and ultimately gave rise to the financial statement restatement, is not indicative of an internal control deficiency. Rather, management believes that the principal factor giving rise to the financial statement restatement is an unprecedented market reaction to disclosure in the Company’s Form 10-K and other information. Management further believes that it is not reasonable to expect that management could foresee or anticipate such market reaction.

Management believes that contributing to the unprecedented and extreme events giving rise to the restatement of the Company’s 2007 financial statements was Ben Bernanke’s February 28, 2008 testimony in the U.S. Senate outlining an overall negative assessment of the U.S. economy. In his testimony, Mr. Bernanke stated, “The economic situation has become distinctly less favorable since the time of our July report. Strains in financial markets, which first became evident late last summer, have persisted and pressures on bank capital and the continued poor functioning of markets for securitized credit have led to tighter credit conditions for many households and businesses”, and “the housing market is expected to continue to weigh on economic activity in coming quarters.” The ABX indices which track the movement on subprime credit default swaps are not a perfect representation of our asset portfolio. Nonetheless, they are useful in gauging trends in the US credit markets due to their price transparency. The actual index levels are not particularly relevant, but the size and the direction of the moves are roughly translatable into other sectors of the mortgage space. The ABX indices reflect dramatic declines in values on February 28, 2008. The statistical likelihood of the declines experienced was generally less than 1%.

Management believes that the Company’s internal control over financial reporting as of December 31, 2007 was designed and operating effectively to provide reasonable assurance regarding the reliability of the Company’s financial reporting and the preparation of financial statements under most, but not all, market and economic conditions may be encountered. Accordingly, after consideration of the events giving rise to the restatement of the Company’s 2007 financial statements, management concluded that disclosure controls and procedures and internal control over financial reporting were effective as of December 31, 2007.

Note 6. Borrowings, page F-28

Senior Notes, page F-30

5.	In future filings, please further describe the significant restrictions on the payment of dividends resulting from Senior Note covenants, including their pertinent provisions, the amount of retained earnings or net income restricted or free of restrictions, and the impact, if any, that these restrictions may have on your ability to maintain your status as a REIT. Refer to Rule 4-08(e) of Regulation S-X.

Future filings will include disclosure similar to the following regarding the significant restrictions on the payment of dividends resulting from Senior Note covenants, including quantified limits as of the date of such future filing (as indicated in (3) below):

The Company may not declare or pay any dividend other than dividends payable in its Common Stock if,

(1)	an event of default relative to the Senior Notes has occurred. Events of default include the failure to pay interest or principal within specified time periods, the failure to comply with the financial and non-financial convents of the Senior Notes within specified time periods, the failure to pay judgments against the Company in excess of $5.0 million, the voluntary or involuntary declaration of bankruptcy and the failure of any guarantee or other security for the Senior Notes to be in force, or

(2)	the Company is not able to incur at least an additional $1.00 of indebtedness under the terms of the Senior Notes, or

(3)	the aggregate amount of the dividends or other restricted payments exceeds the sum of $47.1 million plus 95% of its retained earnings, adjusted to exclude losses on sales of assets and impairments of assets among other things (or 100% of its retained earnings if negative after such adjustments) plus 100% of aggregate net cash proceeds raised from the sale of Common Stock subsequent to the issuance of the Senior Notes. As of [the filing date], this amount totals approximately [$XXX.x million.]

However, the foregoing provisions do not prohibit the declaration or payment of any dividend that is necessary to maintain the Company’s status as a REIT if the dividend does not exceed 100% of the net income, adjusted to exclude losses on sales of assets and impairments of assets, for the quarter preceding the dividend declaration and payment date and no event of default shall have occurred and be continuing. If an event of default has occurred and is continuing, the Senior Notes do not prohibit the payment of any dividend of $50.0 million or less or any dividend within 60 days after the date of declaration if the dividend would have been permitted on the date of declaration. The Company does not believe that these provisions impair our ability to maintain REIT status.

Proxy Statement

Management, page 29

6.	We note that the NEOs serve at the discretion of the Board of Directors. Please confirm that you do not have any employment agreements with the NEOs.

The Company has not entered into any employment agreements with the NEOs. As described in the Proxy Statement, the NEOs are employees of Thornburg Mortgage Advisory Corporation, the Company’s external manager, and serve as NEOs of the Company at the discretion of the Board of Directors.

Executive Compensation

Compensation Discussion and Analysis, page 30

7.	We refer to your disclosure that the compensation committee determines the specific numbers of PSRs granted to your executive officers based on the enumerated factors. Please expand your disclosure to discuss how the compensation committee applied these factors to each individual named executive officer when making grant determinations. Please provide this information in future filings and tell us how you will comply.

Future filings will include disclosure similar to the following:

The Company’s 2002 Amended and Restated Long-Term Incentive Plan provides for the allocation of the stock option equivalent value of 3% of common stock issued in any quarter to be granted to management. In order to allocate these awards, the Compensation Committee receives a recommendation for the granting of a specific number of PSRs for each NEO from the Chief Executive Officer each quarter. That recommendation for each individual is based on the respective title of each NEO and is adjusted based on recent individual performance as determined by the Chief Executive Officer and in consultation with other members of management. On an annual basis the Compensation Committee also receives an annual merit rating for each NEO which they also take into account when considering these awards. The Committee then has the opportunity to discuss these recommended awards on a quarterly basis to determine their appropriateness.

Summary Compensation Table, page 32

8.	Please tell us your basis for including the change in fair value of the PSRs as “All Other Compensation.” It is not clear why total compensation should be reduced by this amount. Similarly, tell us why you have reduced the total compensation shown in the Director Compensation table by the change in fair value of the PSRs.

We have included the change in the fair value of PSRs in “All Other Compensation” in the Summary Compensation Table for the NEOs and in the Director Compensation table because the PSRs could be cashed out at any time by these individuals. We believe Item 402 of Regulation S-K is silent as to the inclusion or exclusion of the change in fair value of phantom stock awards in compensation. However, we note that it does require the inclusion of the aggregate change in present value of accumulated benefits in pension plans. After consultation with legal counsel, we felt it appropriate to disclose the change in fair value of the phantom stock awards in sufficient detail to allow users of the filing to determine their impact on total compensation. In 2007, the PSRs declined in fair value as a direct result in the decline in fair value of the Company’s stock price. It should be noted that in filings including this disclosure prior to the year 2007, there were generally significant increases in the fair value of PSRs which increased total compensation.

In connection with the above responses, we hereby acknowledge the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We are hopeful that you find the above response appropriate. We would be pleased to set up a conference call to discuss these items if that would be helpful to you.

Sincerely,

/s/ Clarence G. Simmons
Clarence G. Simmons
Senior Executive Vice President and Chief Financial Officer Thornburg Mortgage, Inc.

cc:	Ms. Karen A. Dempsey, Orrick, Herrington & Sutcliffe LLP

Mr. David Glass, KPMG LLP